UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

SCHEDULE 13G
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13d-2

HAWK SYSTEMS, INC.

(Name of Issuer)

COMMON STOCK, PAR VALUE $0.01 PER SHARE

 (Title of Class of Securities)

42013J105

 (CUSIP Number)

December 18, 2009

 (Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 42013J105	SCHEDULE 13G	Page 2 of 6 Pages

1.		NAMES OF REPORTING PERSONS: Greystone Business Credit II, L.L.C. Greystone Real Estate Holdings Corp. Greystone & Co. Holdings L.L.C. Stephen Rosenberg 2004 Descendants' Trust
2.		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)	(a) ☐ (b) ☐
3.		SEC USE ONLY
4.		CITIZENSHIP OR PLACE OF ORGANIZATION Stephen Rosenberg 2004 Descendants' Trust: Alaska All other reporting persons: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 4,000,000
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 4,000,000
	8.	SHARED DISPOSITIVE POWER 0
9.		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,000,000
10.		CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
11.		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 12.8% of 31,299,316 outstanding shares of common stock, par value $0.01 per share, as of November 24, 2009.
12.		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) Greystone Business Credit II, L.L.C.: CO All other reporting persons: HC

CUSIP No. 42013J105	SCHEDULE 13G	Page 3 of 6 Pages

Item 1(a).	Name of Issuer:

Hawk Systems, Inc.

Item 1(b).	Address of Issuer’s Principal Executive Offices:

150 East Palmetto Park Road, Suite 110
Boca Raton, Florida 33432

Item 2(a).	Name of Person Filing:

Greystone Business Credit II, L.L.C.
Greystone Real Estate Holdings Corp.
Greystone & Co. Holdings L.L.C.
Stephen Rosenberg 2004 Descendants' Trust

Item 2(b).	Address or Principal Business Office, or, if None, Residence:

Greystone Business Credit II, L.L.C.:
152 West 57th Street, 11th Floor
New York, NY 10019

All other reporting persons:
152 West 57th Street, 60th Floor
New York, NY 10019

Item 2(c).	Citizenship:

Stephen Rosenberg 2004 Descendants' Trust:  Alaska
All other reporting persons:  Delaware

Item 2(d).	Title of Class of Securities:

Common stock, par value $0.01 per share

Item 2(e).	CUSIP No.:

42013J105

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

N/A

CUSIP No. 42013J105	SCHEDULE 13G	Page 4 of 6 Pages

Item 4.	Ownership.

(a)	Amount Beneficially Owned		4,000,000
(b)	Percent of Class		12.8%
(c)	Number of shares as to which such person has:
	(i)	sole power to vote or to direct the vote	4,000,000
	(ii)	shared power to vote or to direct the vote	0
	(iii)	sole power to dispose or to direct disposition of	4,000,000
	(iv)	shared power to dispose or to direct disposition of	0

Item 5.	Ownership of Five Percent or Less of a Class.

N/A

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

N/A

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Greystone Business Credit II, L.L.C. acquired the securities covered by this statement.  Greystone Real Estate Holdings Corp. and Greystone & Co. Holdings L.L.C. are the only members of Greystone Business Credit II, L.L.C.  The Stephen Rosenberg 2004 Descendants' Trust is the sole shareholder of Greystone Real Estate Holdings Corp. and the sole member of Greystone & Co. Holdings L.L.C.

Each of Greystone Real Estate Holdings Corp., Greystone & Co. Holdings L.L.C. and the Stephen Rosenberg 2004 Descendants' Trust disclaims beneficial ownership of the securities covered by this statement, and this statement shall not be construed as an admission that any of such persons is a beneficial owner of the securities covered by this statement, either for purposes of section 13 of the Act or otherwise.

Item 8.	Identification and Classification of Members of the Group.

N/A

Item 9.	Notice of Dissolution of Group.

N/A

CUSIP No. 42013J105	SCHEDULE 13G	Page 5 of 6 Pages

Item 10.	Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 42013J105	SCHEDULE 13G	Page 6 of 6 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

GREYSTONE BUSINESS CREDIT II, L.L.C.

March 11, 2010	By:	/s/ Allison W. Berman
(Date)		Name:	Allison W. Berman
		Title:	Vice President

GREYSTONE REAL ESTATE HOLDINGS CORP.

March 11, 2010	By:	/s/ Stephen Rosenberg
(Date)		Name:	Stephen Rosenberg
		Title:	President

GREYSTONE & CO. HOLDINGS L.L.C.

March 11, 2010	By:	/s/ Stephen Rosenberg
(Date)		Name:	Stephen Rosenberg
		Title:	President

STEPHEN ROSENBERG 2004 DESCENDANTS' TRUST

March 11, 2010	By:	/s/ Curtis A. Pollock
(Date)		Name:	Curtis A. Pollock
		Title:	Investment Trustee

March 11, 2010	And by:	/s/ Robert R. Barolak
(Date)		Name:	Robert R. Barolak
		Title:	Investment Trustee

March 11, 2010	And by:	/s/ Mordecai Rosenberg
(Date)		Name:	Mordecai Rosenberg
		Title:	Investment Trustee